Mail Stop 4561

May 30, 2006

K.V. Kamath
Managing Director & Chief Executive Officer
ICICI Bank Limited
ICICI Bank Towers
Bandura-Kurla Complex
Mumbai 400051, India

   Re: ICICI Bank Limited
     Form 20-F for the Fiscal Year Ended March 31, 2005
     File No. 001-15002

Dear Mr. Kamath:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      Sincerely,

      Sharon Blume
      Reviewing Accountant